Exhibit 99.1

China Zenix Filed Annual Report on Form 20-F for 2011

ZHANGZHOU, China, April 26, 2012 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced that it filed its annual report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission on April 24, 2011. The annual report on Form 20-F can be accessed on the Company’s website at http://ir.zenixauto.com/phoenix.zhtml?c=243447&p=irol-reportsannual.

Hard copies of the annual report on Form 20-F are available upon request to shareholders free of charge.

Deloitte Touche Tohmatsu (Hong Kong) (“Deloitte”) conducted the audit of the 2011 annual numbers of Zenix Auto and its subsidiaries. Deloitte provided an unqualified opinion as to the audit and the financial statements. The audit concluded that the financial data conform with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the consolidated financial statements fairly represent the Company’s financial position.

Mr. Yifan Li, Chief Financial Officer, commented, “We are very pleased to file our first annual report as a public company, and to receive the unqualified audit opinion on our financial position. Also, our reported unaudited numbers were on the mark as there were no major changes with the final audited numbers, which reflects the accuracy of our financial reporting. Our annual report provides detailed information to assist investors understand our operations, strategies and financial policies.”

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 330 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 110 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of December 31, 2011. For more information, please visit: http://zenixauto.com/en.

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

   dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

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